SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME: 18.32 Investment Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	5150 Norre Gade, Charlotte Amalie
St Thomas, VI 00802

TELEPHONE NUMBER:	340-249-0182

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS:	SPI Agent Solutions, Inc.
300 Creek View Road, Suite 209
New Castle County
Newark, DE 19711

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes          ☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in St. Thomas, U.S. Virgin Islands on this 1st day of September 2026.

18.32 Investment Trust

By:	/s/ Gary Anderson
Gary Anderson
Sole Trustee

Attest:
By:	/s/ Phillip Spillane
Name:	Phillip Spillane
Title:	Senior Investment and Operations Director